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                            July 22, 2022

       Anthony Noto
       Chief Executive Officer and Director
       SoFi Technologies, Inc.
       234 1st Street
       San Francisco, CA 94105

                                                        Re: SoFi Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 15, 2022
                                                            File No. 333-266180

       Dear Mr. Noto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance